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                            April 13, 2021

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1420 Catlyn Place
       Annapolis, MD 21401

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 8, 2021
                                                            CIK No. 0001832987

       Dear Mr. Beal:

              Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

                                                        Please include audited
financial statements for the period ended December 31, 2020, and interim financial
statements, as needed. Please refer to Part F/S of Form 1-A.
               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Sergio
Chinos, Staff Attorney, at (202) 551-7844 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing